UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

November 22, 2021

 (Date of Report (Date of earliest event reported))

THE GRAYSTONE COMPANY, INC.
(Exact name of registrant as specified in its charter)

COLORADO	86-2416093
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

401 E. Las Olas Blvd #130-321 Fort Lauderdale, FL	33301
(Address of principal executive offices)	(ZIP Code)

(954) 271-2704

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 4. Change in Issuer’s Certifying Auditor

The Board of Directors of the Company passed a resolution on November 23, 2021 to change its current auditor MaloneBailey, LLP and engage BFBorgers based at 5400 W Cedar Ave, Lakewood, CO 80226 to be auditor for our November 30, 2021 year end.

Pursuant to applicable rules, the Company makes the following additional disclosures:

1.

MaloneBailey reports on the consolidated financial statements of the Company as of and for the fiscal year ended November 30, 2020 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles, except that such reports contained explanatory paragraphs in respect to uncertainty as to the Company’s ability to continue as a going concern.

2.

During the fiscal years ended November 30, 2020 and through November 23, 2021, there were no disagreements with MJF on any matter of accounting principles or practices, financial statement disclosures, or auditing scope or procedure, which if not resolved to MaloneBailey’s satisfaction would have caused it to make reference thereto in connection with its reports on the financial statements for such years. During the fiscal year ended November 30, 2020 and through May 1, 2019, there were no events of the type described in Item 304(a)(1)(v) of Regulation S-K.

The Company has provided MaloneBailey with a copy of the foregoing disclosure and requested that it furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the statements made therein. A copy of the letter is attached as Exhibit 15.1.

Item 9. Other Events

On November 22, 2021, the Company issued a press release. A copy of the press release is attached hereto and incorporated herein by reference in its entirety as Exhibit 15.2.

Exhibits

15.1	Letter from MaloneBailey LLP to the Securities and Exchange Commission, dated November 23, 2021
15.2	Press Release

Safe Harbor Statement

The information furnished in Form 1-U is not deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, is not subject to the liabilities of that section, and is not deemed incorporated by reference in any filing under the Securities Act of 1933, as amended.

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated July 23, 2018, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE GRAYSTONE COMPANY, INC.

Date: November 24, 2021	By:	/s/ Anastasia Shishova
	Name:	Anastasia Shishova
	Title:	CEO

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